

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

<u>Via U.S. Mail and facsimile, 703-433-6400</u>

Mr. Marc J. Eisenberg
Chief Executive Officer
Orbcomm, Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, New Jersey 07024

> **RE:** **Orbcomm, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-33118**

Dear Mr. Eisenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Materials on Schedule 14A
Compensation Discussion and Analysis, page 16

1.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
        not necessary and describe the process you undertook to reach that conclusion.

Annual Cash Bonus, page 17

2.   We note the objective performance measures for the Annual Cash Bonus for fiscal
        year 2009 referenced in paragraph one, including adjusted EBITDA and revenues. In
        future filings, please disclose the performance targets and threshold levels that must
        be reached for payment to each named executive officer. See Item 402(b)(2)(v) of
        Regulation S-K. If you believe such disclosure would result in competitive harm
        such that the information could be omitted under Instruction 4 to Item 402(b), please
        provide in your response letter a detailed explanation for such conclusion. To the
        extent that you have a sufficient basis to keep the information confidential, expand
        your discussion as to how difficult it would be for the executive or how likely it
        would be for the company to achieve the undisclosed performance target or threshold
        levels. See Instruction 4 to Item 402(b).

        Note that general statements regarding the level of difficulty or ease associated with
        achieving performance measures are not sufficient. In discussing how difficult it will
        be for an executive or how likely it will be for the company to achieve the target
        levels or other factors, you should provide as much detail as necessary without
        providing information that would result in competitive harm. For further guidance,
        please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure
        Interpretations, available on our website at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

3.   We note that the Compensation Committee uses adjusted EBITDA as one of the
        performance targets considered when awarding annual cash bonuses. In future filings,
        please explain how the Compensation Committee calculates this non-GAAP measure
        from your audited financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, with any questions.

Sincerely,

Larry Spirgel
Assistant Director